Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month periods ended May 31, 2025

Management’s Discussion and Analysis May 31, 2025

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended May 31, 2025, as well as the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company’s profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities to date, July 14, 2025, unless otherwise indicated. References to the 3rd quarter of 2025 or Q3 2025, and references to the 3rd quarter of 2024 or Q3 2024 mean the three months ended May 31, 2025, and May 31, 2024, respectively. References to F2025 or F2024 mean the twelve months ending August 31, 2025, and ended August 31, 2024, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 48.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.

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Management’s Discussion and Analysis May 31, 2025

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 PEA. The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and US$1.2 billion pre-tax NPV5% at average life of mine gold price of US$3,000/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

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Management’s Discussion and Analysis May 31, 2025

Highlights – Third Quarter and Year to Date 2025

The Company continued to demonstrate leverage to record gold spot prices during Q3 2025, recording higher revenue, gross profit, net income, operating cash flow and Adjusted EBITDA compared to the prior year comparative period, combined with lower mining and processing cost per tonne. Following substantial completion of the scheduled waste stripping campaign during the first half of F2025, the Company began to access higher grade ore blocks which benefited production later in Q3 and into Q4 2025. As a result, beginning in June 2025, the Company was able to recapitalize its working capital position through increased production, organically generated cashflow, improved liquidity, and an increase in stockpile ore inventory. Subsequent to May 31, 2025, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) at May 31, 2025 to approximately $3.9 million to date. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 to date, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million. During Q3 2025, the Company also filed a robust Preliminary Economic Assessment for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV5% of $1.2 billion pre-tax ($0.8 billion after-tax) at US$3,000. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q3 and Year to Date 2025 include:

•	During Q3 2025, the Company filed a robust Preliminary Economic Assessment for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV5% of $1.2 billion pre-tax ($0.8 billion after-tax) at US$3,000 per ounce of gold.

•	During Q3 2025, Buckreef Gold poured 4,687 ounces of gold and recognized revenue of $12.5 million, gross profit of $4.4 million, net income of $1.1 million, operating cash flow of $3.4 million and Adjusted EBITDA[1] of $4.0 million, all of which reflect increases compared to the prior year comparative period. During Q3 2025 the Company sold 3,995 ounces of gold at a record average realized price (net)[1] of $3,114 per ounce and lower mining cost per tonne ($3.63 per tonne) and processing cost per tonne ($14.60 per tonne), contributing to an increase in gross margin compared to the prior year period.

•	During June 2025, Buckreef Gold signed a Gold Sale Service Agreement with the Bank of Tanzania (“BoT”) to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, as required by law for all mining companies in Tanzania in line with Section 59 of the Tanzanian Mining Act. As part of the Agreement, the Company benefits from a reduced royalty rate of 4% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.3% royalty. During Q3 2025 the Company set aside 646 ounces in inventory which was subsequently sold to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. The signing of this Agreement signals Buckreef’s long-term commitment to Tanzania and its growing role in driving local content, value addition, and the beneficiation strategy (including improving foreign exchange reserves) as championed by the government.

•	Year to date, the Company poured 12,532 ounces of gold and recognized revenue of $34.1 million, gross profit of $11.4 million, net income of $1.3 million, operating cash flow of $7.8 million and Adjusted EBITDA[1] of $9.3 million. Revenue, gross profit, net income, and Adjusted EBITDA[1] all increased compared to the prior year comparative period mainly due to the impact of a higher average gold price realized on ounces of gold sold combined with lower mining cost per tonne ($3.82 per tonne) and processing cost per tonne ($14.20 per tonne). During the period, the Company continued to benefit from record gold price levels and sold 12,236 ounces of gold at an average realized price (net)[1] of $2,829 per ounce.

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Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 48.

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Management’s Discussion and Analysis May 31, 2025

•	Following substantial completion of the scheduled stripping campaign during the first half of F2025, the Company began to access higher grade ore blocks benefiting production later in Q3 and into Q4 2025. During Q3 2025, average daily production was approximately 50 ounces per day, an increase from approximately 30 ounces per day Q2 2025, and subsequent to May 31, 2025, average daily production has increased to approximately 75 ounces per day and is expected to continue over the remainder of Q4 2025.

•	Subsequent to Q3 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile ore inventory. Subsequent to May 31, 2025, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) at May 31, 2025 to approximately $3.9 million to date. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 to date, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million. The Company has also substantially repaid its short term borrowings and has full access to its liquidity lines.

•	During Q2 2025, the Company announced it had entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and a Gold Prepayment Facility with Auramet International, Inc. (“Auramet”). The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing facility that may be used at the Company’s discretion. The Gold Prepayment Facility with Auramet enables the Company, at its discretion, to sell to Auramet up to a maximum, aggregate amount of 1,000 ounces of gold, up to a maximum of 21 calendar days prior to delivery. The Auramet Gold Prepayment Facility replaces the Gold Doré Purchase Agreement with OCIM Metals and Mining S.A.

•	TRX Gold has also renewed its At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. Under the renewed ATM agreement, the Company, at its discretion, may offer and sell, from time to time, through the Lead Agent, common shares without par value (the “Shares”) having an aggregate offering price of up to $25 million (the “Offering”). The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), which expired in mid-January 2025 pursuant to its terms. The combination of the credit agreement, prepayment facility and ATM Offering provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

•	During Q1 2025, the Company announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone”, where results are beginning to form what may become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, with links to the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry, and the prospective Anfield Zone to the southeast.

•	During Q1 2025, the Company announced its two best drill results ever, on a gram x tonne x meters (“gtm”) basis, intersecting 37 meters (“m”) @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m, located along the Stamford Bridge Zone.

•	During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone.

•	During Q1 2025, the Company announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Results demonstrate that a finer grind size leads to higher recovery rates, and the Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries. This is positive for both near term production potential and future Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry.

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Management’s Discussion and Analysis May 31, 2025

•	During Q3 2025, the Company announced the appointment of John McVey as the newest member of the Company’s Board of Directors. Mr. McVey is an experienced director with an extensive background in underground mine development, mine engineering and construction, and will be a valuable resource in advising the Company on the next phase of expansion and growth of Buckreef Gold.

•	During Q1 2025, the Company announced the appointment of Richard Boffey as Chief Operating Officer of TRX Gold Corporation. Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold.

•	The Company achieved zero lost time injuries (“LTI”) and there were no reportable environmental during the three and nine months ended May 31, 2025.

TRX Gold Reports Robust NI 43-101 Preliminary Economic Assessment (PEA) for Buckreef Gold

•	During Q3 2025, the Company filed a Technical Report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on Buckreef Gold, titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania.

•	The PEA evaluated the following scenario: (i) an expansion and upgrade of the existing process plant at Buckreef Gold to 3,000 tonnes per day (“tpd”); and (ii) a transition from open pit mining to underground mining over the next 2-3 years. Highlights from the PEA are as follows:

•	Base case NPV5% of US$701 million pre-tax, or US$442 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter) and NPV5% of US$1,181 million pre-tax, or US$766 million after tax at an upside US$3,000/oz gold price sensitivity;

•	The PEA demonstrates the Company’s ability to potentially finance the expansion from internally generated cash flow without an upfront capital requirement, thus there is no quoted Internal Rate of Return;

•	Over a 17.6-year period, the total process plant throughput is expected to be 18.1 million tonnes averaging 2.14 g/t Au with average recovered gold production of approximately 62,000 oz Au per annum. During the first five years of the underground operation, average recovered production is planned to be over 80,000 oz Au per annum;

•	Life of Mine (“LOM”) cash costs average US$1,024/oz Au and all-in sustaining costs (“AISC”) average of US$1,206/oz Au;

•	Growth capital of US$89 million will be deployed over the next four-year period comprised of: (i) US$55 million in capital for the underground expansion; (ii) US$30 million for process improvements, process plant throughput expansion, and camp upgrades; and (iii) US$3 million for tailings facility upgrades. Growth capital to fund the expansion can be funded by internal cash flows from Buckreef Gold’s existing open pit operations. LOM growth capital is estimated to be US$175 million and is primarily for underground development. LOM sustaining capital cost of US$87 million is estimated for site and process plant, and US$97 million for underground mining;

•	The PEA mine plan was developed from Measured and Indicated Mineral Resources of 10.8 million tonnes (“Mt”) grading 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces of gold and Inferred Mineral Resources of 9.1 Mt grading 2.47 g/t gold containing 726,000 ounces of gold; and

•	With the existing open pit mine operating, the underground expansion plan benefits from the existing on-site process plant and mine infrastructure in place. The Company anticipates gold production from the underground expansion could be achieved within 3 years.

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Management’s Discussion and Analysis May 31, 2025

Operational and Financial Details – Third Quarter and Year to Date 2025

Mining and Processing

•	During the three and nine months ended May 31, 2025, Buckreef Gold reported zero LTI at site and recorded a safety incident frequency rate of 0 (per million hours), including contractors. During Q3 2025, Buckreef Gold achieved 3 million hours of lost time injury free work.

•	During Q3 2025, Buckreef Gold poured 4,687 ounces of gold (Q3 2024: 4,628 ounces) and sold 3,995 ounces of gold (Q3 2024: 4,515 ounces). Gold production in Q3 2025 was higher than the prior year comparative period as higher mill throughput of 1,461 tpd (Q3 2024: 809 tpd) more than offset lower average head grade of 1.72 g/t (Q3 2024: 2.52 g/t) and a lower average recovery of 67% (Q3 2024: 79%). The lower average head grade was due to the mine sequence where the open pit mine accessed lower grade ore blocks (in line with mine plan), concurrent with finalization of a scheduled stripping campaign to access higher grade ore blocks. The lower average recovery in Q3 2025 was mainly due to a higher proportion of fresh, sulphidic ore processed (25% oxide / 75% sulphide) compared to the prior year period where the mill processed oxide material at a higher average recovery. During Q3 2025, the sulphide ore being fed to the mill contained more complex geometallurgical characteristics, which affected current plant capacity to liberate gold from the sulphide rock efficiently, thus impacting recovery. To assist in optimizing recovery, the Company has ordered a pre-leach thickener which is expected to improve viscosity, grade and density of ore being fed to the Carbon In Leach (“CIL”) tanks as well as improve grindability to enhance leach kinetics. The Company is also progressing with an elution (ADR) plant upgrade project to improve carbon activity and reduce gold solution losses. It will also look to improve slurry oxidation rates and dispersion through improved air blowers to upgrade overall plant recovery. It is expected that the thickener and ADR plant upgrades will be completed in the next 4-6 months and improve recovery by approximately 10%. To further assist in optimizing recovery, the Company has engaged an external metallurgical and comminution consulting firm to help analyze the processing circuit configuration to identify additional gaps and optimization potential. The Company is currently analyzing the addition of a flotation circuit to improve mineral separation as well as the addition of a high intensity grind mill to improve grind size and increase recovery. The study expects to improve grindability (finer grind) and gold recovery consistent with the results announced upon completion of the metallurgical variability study.

•	During Q3 2025, Buckreef Gold commenced discussions with the Bank of Tanzania (“BoT”) to develop an agreement to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, as required by law for all mining companies in Tanzania in line with Section 59 of the Tanzanian Mining Act. While discussions were ongoing, Buckreef Gold was required to set aside 646 ounces in inventory as of May 31, 2025, reflecting approximately 20% of production from April 1st, 2025, for future sale to the BoT. Subsequent to Q3 2025, the Company signed a Gold Sale Service Agreement (the “Agreement”) with the BoT, fully aligning with Section 59 of the Mining Act, and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. As part of the Agreement, the Company benefits from a reduced royalty rate of 4% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.3% royalty. Buckreef Gold incurs a substantial portion of its operating costs in Tanzanian Shillings and intends to use the sales proceeds from the Agreement to fund local expenditures.

•	For the nine months ended May 31, 2025, the Company produced 12,532 ounces of gold (2024: 13,622 ounces) and sold 12,236 ounces of gold (2024: 13,361 ounces), a decrease compared to the prior year due to lower head grade of 1.38 g/t (2024: 2.53 g/t) and a lower average recovery of 71% (2024: 80%). The waste stripping campaign at the north end of the Stage 1 pit and south end of the Main Zone is now substantially complete and higher grade ore blocks are being accessed, benefiting production later in Q3 and into Q4 2025. Beginning in June 2025, average daily production has increased to approximately 75 ounces per day, an increase from approximately 50 ounces per day Q3 2025.

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Management’s Discussion and Analysis May 31, 2025

•	Total ore tonnes mined of 147 kt in Q3 2025 were higher than the prior year period (Q3 2024: 105 kt) and waste tonnes mined increased to 1,195 kt (2024: 677 kt) as stripping activities focused on accelerating the pit expansion to the north and south end of the main zone to expose ore for Q3 and Q4 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 8.1 (waste:ore tonnes) compared to the prior year period (6.5 waste:ore tonnes). For the nine months ended May 31, 2025, the Company focused on waste stripping to gain access to higher grade ore blocks, benefiting production later in Q3 and into Q4 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 8.1 (waste:ore tonnes) compared to the prior year period (5.4 waste:ore tonnes).

•	During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity. The expanded processing plant was fully commissioned in early Q1 2025 (September 2024) and achieved, on average, 1,461 tpd of mill throughput in Q3 2025, an 81% increase over the prior year comparative period (Q3 2024), reaching a maximum of 2,125 tpd. During Q3 2025 the processing plant achieved the following statistics: (i) average throughput of 1,461 tpd (Q3 2024: 809 tpd); (ii) plant availability of 91% (Q3 2024: 87%); and (iii) an average recovery rate of 67% (Q3 2024: 79%). During Q3 2025 the Company focused on reducing the input size of the mill feed to help increase throughput at the required grind size. Finer screens were installed in April 2025, which helped contribute to an increase in average daily throughput to 1,461 tpd in Q3 2025, an increase from an average of 1,259 tpd in Q2 2025. While the Company benefited from an increase in average throughput compared to the prior year comparative period, the mill processed a higher proportion of fresh, sulphidic material (25% oxide / 75% sulphide) in Q3 2025, compared to mainly oxide material processed in Q2 2024, which impacted average recoveries. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries, consistent with the results announced upon completion of the metallurgical variability study. For the nine months ended May 31, 2025, total ore tonnes processed was 1,474 tpd (2024: 779 tpd), an 89% increase in throughput compared to the prior year period following completion of the expanded processing plant in Q1 2025.

•	During Q4 2024, the Company entered into a finance lease agreement for fifteen pieces of heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet replaced rented equipment previously operating in the plant, while the remaining equipment is being utilized in various site development projects. During Q1 2025, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. During Q1 2025, the Company received 13 pieces of equipment (of the 15 ordered), along with the delivery of 8 trucks in December 2024. Each piece has been successfully commissioned and is currently being utilized in various capacities across the site. During Q3 2025, the company continued to expand the utilization of its owner-managed fleet of equipment and trucks at the site. Much of the fleet is engaged in processing plant operations, site development, roadway construction, and maintenance. Additionally, the company has assembled a small mining crew capable of supporting and supplementing the contract mining fleet as necessary along with performing high value work in difficult to access areas. During Q3 2025, the Company’s owner operated fleet mined 308 kt of ore and waste, supplementing the contract mining fleet during the quarter. The owner operated fleet focused on mining waste around the historical voids in the main zone, which is expected to provide access to high grade ore and benefit production in Q4 2025. The arrival of this equipment has significantly improved cost efficiency in the areas where it has been deployed. Mining cost per tonne for the owner operated fleet was approximately $1.80 to $1.90 per tonne for mining operations during Q3 2025. The company has also observed notable cost reductions compared to contracted or rentals for site development work (including river training, TSF 2.2 phase II, and roadway maintenance) as well as plant feed operations. The remaining two pieces of equipment, a telehandler and a skid steer, arrived on-site in April 2025. Their arrival completed the initial equipment purchase and is anticipated to improve operating costs and enhance site development capabilities through the remainder of fiscal year 2025.

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Management’s Discussion and Analysis May 31, 2025

F2025 Outlook

•	Following substantial completion of the scheduled waste stripping campaign during the first half of F2025, the mine sequence began to access higher grade ore blocks benefiting production later in Q3 and into Q4 2025. During Q3 2025, average daily production was approximately 50 ounces per day, an increase from approximately 30 ounces per day Q2 2025, and subsequent to May 31, 2025, average daily production has increased to approximately 75 ounces per day and is expected to continue over the remainder of Q4 2025.

•	The production outlook reflects a full year of operations from the expanded 2,000 tpd processing plant, partially offset by a waste stripping campaign during the first half of the year to access high grade ore blocks to deliver consistent higher grade ore feed to the mill. To maintain prudent capital management and an ability to fund the plant expansion to 2,000 tpd, the Company had proactively deferred a portion of waste stripping originally scheduled for F2024, which limited access to certain high grade ore blocks as scheduled in the initial mine sequence. Following commissioning of the 2,000 tpd plant in Q4 2024, the Company scheduled a waste stripping campaign in F2025 to access the originally scheduled ore blocks. The mine sequence began to access these high grade ore blocks in the second half of F2025 benefiting production later in Q3 and Q4 2025. The Company expects full year cash cost per ounce to be slightly higher than F2024 levels, mainly due to the impact of higher waste tonnes mined and a decrease in head grade concurrent with the scheduled waste stripping campaign, partially offset by lower mining and processing cost per tonne.

•	While the Company performed some greenfield drilling during H1 2025, the Company now expects exploration spending to recommence in early F2026 and includes diamond drill and reverse circulation drilling services provided by the State Mining Corporation (“STAMICO”) for a program which includes brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Stamford Bridge and Anfield.

Inventory

•	As at May 31, 2025, the ROM pad stockpile contained 289,099 tonnes at an average grade of 1.00 g/t with an estimated 9,275 ounces of contained gold. A further stockpile of crushed mill feed of 24,040 tonnes at 1.48 g/t containing an estimated 1,144 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $34.2 million using the London PM Fix gold price of $3,278 per ounce as at May 31, 2025. Since year-end August 31, 2024, the Company drew down on the ROM pad stockpile (274 ounces) and added to the crushed ore stockpile (288 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the nine months ended May 31, 2025, the Company processed stockpiled and mined material through the expanded 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,241 ounces of gold in circuit at May 31, 2025, which reflected an increase of 82 ounces from August 31, 2024, following gold elution and smelting activity during the year. Subsequent to Q3 2025, the ROM pad stockpile has increased significantly, as the Company began to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material. The ROM pad stockpile now contains 401,294 tonnes at an average grade of 1.31 g/t with an estimated 16,876 ounces of contained gold, an increase of 7,601 ounces compared to May 31, 2025.

Tailings Storage (TSF 2.2)

•	In Q3 2025, the Company successfully completed the first lift of Phase II construction for TSF 2.2. The second and final lift is underway, involving excavation, embankment, compaction, slope finishing, HDPE liner installation, erosion control, and access road construction. This work is on track for completion in Q4, providing storage until Q3 2026. The Company is also progressing with engineering and regulatory preparations for TSF 3.0, a long-term storage solution.

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Management’s Discussion and Analysis May 31, 2025

Environmental, Social and Corporate Governance (“ESG”)

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental incidents during the three and nine months ended May 31, 2025.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

•	During Q3 2025, a new CSR plan for F2025 was approved by the Geita District Council. Buckreef Gold and the Geita District Council are partnering to provide further support around education and health assistance in the wards of Lwamgasa, Kaseme, Busanda, Butundwe and Butobela. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for F2025 to support priority areas in agreement with the Geita District Council, with a focus on outpatient buildings, road rehabilitation, classrooms and staff houses at the local health centers.

•	During the nine months ended May 31, 2025, the Company completed two construction projects on upgrades to the primary schools, secondary schools and health centers in the Busanda and Kaseme districts and expects to complete the remaining construction projects in the Lwamgasa district over the remainder of F2025, in line with the approved CSR plan.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 100% Tanzanian citizens (218 full-time employees, 393 contract miners and project contractors, 155 part-time/casual employees); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a ‘100 mile diet’ by procuring all food locally.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, firstly prioritizing East Africa, Africa, then globally.

Financial

•	During Q3 2025, Buckreef Gold poured 4,687 ounces of gold (Q3 2024: 4,628) and sold 3,995 ounces of gold (Q3 2024: 4,515) at an average realized price[1] of $3,114 per ounce (Q3 2024: $2,270) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) and interest related to the Auramet gold prepaid purchase agreement (“average realized price (net)[1]”). For the nine months ended May 31, 2025, gold ounces poured and sold were 12,532 (2024: 13,622 ounces) and 12,236 (2024: 13,361 ounces) respectively, at an average realized price (net)[1] of $2,829 per ounce (2024: $2,079 per ounce). During Q3 2025, Buckreef Gold commenced discussions with the BoT to develop an agreement to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. While discussions were ongoing, Buckreef Gold was required to set aside 646 ounces in inventory as of May 31, 2025, reflecting approximately 20% of production from April 1st, 2025, for future sale to the BoT. As a result, during the three months ended May 31, 2025, gold ounces sold were lower than gold ounces produced, impacting Q3 2025 operating cashflow and working capital. Subsequent to Q3 2025, the Company signed a Gold Sale Service Agreement with the BoT, fully aligning with Section 59 of the Mining Act, and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

9

Management’s Discussion and Analysis May 31, 2025

•	During Q3 2025, the Company recognized revenue of $12.5 million (Q3 2024: $10.1 million), cost of sales of $8.1 million (Q3 2024: $5.8 million), and cash cost[1] of $1,819 per ounce (Q3 2024: $1,165). The Company generated gross profit of $4.4 million (Q3 2024: $4.4 million), net income of $1.1 million (Q3 2024: net loss $1.7 million), operating cash flow of $3.4 million (Q3 2024: $3.1 million), and Adjusted EBITDA[1] of $4.0 million (Q3 2024: $3.9 million). The increase in revenue, gross profit, net income, operating cashflow and Adjusted EBITDA[1] is mainly related to a higher average realized price (net)[1] of $3,114 per ounce (Q3 2024: $2,270), combined with lower mining cost per tonne ($3.63 per tonne) and processing cost per tonne ($14.60 per tonne) compared to the prior year comparative period (2024: $4.58 and $22.38 per tonne, respectively).

•	The increase in cash cost compared to the prior year comparative period was mainly due to an increase in waste tonnes mined concurrent with the scheduled waste stripping campaign, combined with a decrease in head grade (Q3 2025: 1.72 g/t, Q3 2024: 2.52 g/t) and a decrease in recovery (Q3 2025: 67%, Q3 2024: 79%), partially offset by lower mining cost per tonne (Q3 2025: $3.63, Q3 2024: $4.58), and processing cost per tonne (Q3 2025: $14.60, Q3 2024: $22.38). Mining costs and head grade were impacted by the scheduled waste stripping campaign, which began to benefit production in Q3 2025 and into Q4 2025. The scheduled Stage 1 waste stripping campaign is substantially complete, and cash cost are expected to be lower in Q4 2025 as the mine sequence accesses higher grade ore blocks. Mining costs per tonne of $3.63 in Q3 2025 was lower than the prior year comparative period (Q3 2024: $4.58) as owner operated equipment is being utilized to provide cost effective support for site development projects as well as plant feed operations. During Q3 2025, the Company’s owner operated fleet mined 308 kt of ore and waste, supplementing the contract mining fleet during the quarter at a mining cost of $1.80 - $1.90 per tonne. Processing costs per tonne of $14.60 in Q3 2025 were significantly lower (Q3 2024: $ 22.38 per tonne) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,461 tpd in Q3 2025 (Q3 2024: 809 tpd) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in Q3 2025.

•	For the nine months ended May 31, 2025, the Company recognized revenue of $34.1 million (2024: $27.5 million), cost of sales of $22.7 million (2024: $16.2 million), gross profit of $11.4 million (2024: $11.3 million), net income of $1.3 million (2024: $0.2 million), operating cash flow of $7.8 million (2024: $9.3 million), and Adjusted EBITDA[1] of $9.3 million (2024: $9.1 million). The increase in revenue, gross profit, net income and Adjusted EBITDA[1] compared to the prior year comparative period is mainly due to the impact of a higher average gold price realized on ounces of gold sold combined with lower mining cost per tonne ($3.82 per tonne) and processing cost per tonne ($14.20 per tonne) (2024: $4.30 and $24.62 per tonne, respectively). During the period, the Company sold 12,236 ounces of gold (2024: 13,361 ounces) at an average realized price (net)[1] of $2,829 per ounce (2024: $2,079 per ounce). Following signing of the Gold Sale Service Agreement with the BoT subsequent to Q3 2025, the Company sold 646 ounces of gold in inventory to the BoT at market rates, benefiting operating cash flow and working capital in Q4 2025.

•	As at May 31, 2025, the Company had cash of $6.5 million and working capital of $3.3 million (negative) after adjusting for liabilities which will only be settled by issuing equity of the Company. Working capital in Q3 2025 was impacted by a scheduled stripping campaign focused on accelerating the pit expansion to expose ore. As a result, the Company mined a higher proportion of waste tonnes, which began to provide access to higher grade ore blocks, benefiting production later in Q3 and into Q4 2025. Beginning in June 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile ore inventory. In addition to an increase in daily production from approximately 50 ounces per day in Q3 2025 to approximately 75 ounces per day in Q4 2025, the Company sold 646 ounces in inventory to the BoT following execution of the Gold Sale Service Agreement benefiting revenue, operating cashflow and working capital in Q4 2025. The Company also recovered VAT refunds from the TRA of $0.9 million subsequent to Q3 2025. Beginning in June 2025, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) at May 31, 2025 to approximately $3.9 million to date.

10

Management’s Discussion and Analysis May 31, 2025

As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 to date, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million.

•	During Q4 2022 the Company entered into a $5 million prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. (“OCIM Agreement”). The OCIM Agreement required funds to be made available to the Company in two tranches. On May 6, 2024, the Company amended the terms of the OCIM Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. On October 30, 2024, the Company drew an additional $0.5 million in exchange for delivering 17 ounces of gold per month, commencing November 2024, for a total of 204 ounces of gold over 12 months. The $0.5 million drawdown in Q1 2025 was used to help finance the procurement of heavy equipment and haul trucks to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations.

•	On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. through which Buckreef may, at its discretion, sell to up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated. As at May 31, 2025, the Company had 695 gold ounces outstanding under the Auramet Gold Prepayment Facility. Subsequent to May 31, 2025, the Company repaid 220 ounces (net), benefiting working capital in Q4 2025, and currently has 475 ounces outstanding under the Auramet Gold Prepayment Facility.

•	During Q2 2025, the Company also entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and renewed it’s At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term. The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing (“VAF”) facility that may be used at the Company’s discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company’s discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth. The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold. As at May 31, 2025, $3.0 million (August 31, 2024 - $nil) was drawn on the Overdraft Facility and $nil (August 31, 2024 - $nil) was drawn on the VAF Facility. Subsequent to May 31, 2025, the Company repaid approximately $2.4 million on the Overdraft Facility, benefiting working capital in Q4 2025.

•	The Company renewed it’s ATM with H.C. Wainwright and Roth Capital, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC, which expired in mid-January 2025 pursuant to its terms. The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the larger project, and for working capital and other general corporate purposes. To date, no shares have been sold under the ATM agreement.

11

Management’s Discussion and Analysis May 31, 2025

•	As at May 31, 2025, the Company recognized $7.6 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the three and nine months ended May 31, 2025, the Company recovered VAT refunds from the TRA of $nil and $1.8 million, respectively. Subsequent to May 31, 2025, the Company recovered VAT refunds from the TRA of $0.9 million, benefiting working capital in Q4 2025.

Other

•	During Q3 2025, the Company announced the appointment of John McVey as the newest member of the Company’s Board of Directors. Mr. McVey was CEO of Procon Mining & Tunnelling, a prominent underground development contractor, from 2015 – 2024. Mr. McVey has an extensive background in engineering and construction having spent 15 years in the Bechtel organization in a variety of roles including Mining & Metals Country Manager for Canada and President of Bantrel. Mr. McVey has B.A.Sc. and M.A.Sc. in Chemical Engineering from the University of Waterloo and is a licensed professional engineer in Ontario and Alberta. He achieved the ICD.D designation from the Institute of Corporate Directors in 2017 and also serves on the boards of Fortune Minerals and Arizona Gold & Silver.

•	On December 6, 2024, the Company announced the appointment of Richard Boffey as Chief Operating Officer (“COO”). Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team and will be instrumental in the continued growth and development of Buckreef Gold. Mr. Boffey joins TRX Gold, having previously held senior executive positions with several other multi-national mining companies. Most recently, he held the position of General / Country Manager at the Tara Resources Brskovo Mine Project in Montenegro, where he led the technical studies, engineering design, resource drilling, project financing, and site preparation activities for the construction and development of a mining operation. Mr. Boffey holds a Bachelor of Mining Engineering (Hons) from the University of Auckland and is a Member of AusIMM, Competent Person (Reserves) under JORC, NI 43-101.

12

Management’s Discussion and Analysis May 31, 2025

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises several prospects, namely Buckreef, Eastern Porphyry, Anfield and the newly discovered Stamford Bridge. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Updated Mineral Resource Estimate as of April 15, 2025, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Koz	MT	g/t	Koz	MT	g/t	Koz	MT	g/t	Koz
Buckreef Main	2,982.8	2.36	226.4	6,193.9	2.72	542.6	7,549.3	2.37	576.0	9,176.7	2.61	769.0
Buckreef South	23.6	1.68	1.3	35.3	1.95	2.2	53.8	1.70	2.9	58.9	1.84	3.5
Buckreef West	40.3	3.27	4.3	204.7	2.52	16.5	73.9	2.37	5.6	245.0	2.64	20.8
Eastern Porphyry	2.9	6.97	0.6	1,306.4	2.35	98.8	1,198.8	2.44	94.0	1,309.3	2.36	99.4
Stamford Bridge	-	-	-	-	-	-	272.0	5.38	47.0	-	-	-
Total	3,049.6	2.37	233	7,740.3	2.65	660	9,147.8	2.47	726	10,789.9	2.57	893

Notes:

(1)	Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(2)	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
(3)	The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
(4)	Gold price used is US$1,900/oz Au.
(5)	The pit constrained cut-off grade of 0.42 g/t Au was derived from 80% process recovery, US$21.04/tonne process and G&A cost, and a royalty of 7.3%. The constraining pit optimization parameters were US$3.88/t mining cost and 45-degree pit slopes.
(6)	The out-of-pit cut-off grade of 1.31 g/t Au was derived from 80% process recovery, US$21.04/tonne process and G&A cost, a US$40/tonne underground mining cost, and a royalty of 7.3%. The out-of-pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes. Out–of-Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods.
(7)	The Stamford Bridge cut-off grade of 1.20 g/t Au was derived from 80% process recovery, US$21.04/tonne process and G&A cost, a US$35/tonne underground mining cost, and a royalty of 7.3%. Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods.

13

Management’s Discussion and Analysis May 31, 2025

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt

14

Management’s Discussion and Analysis May 31, 2025

Processing Plant and Operations

Select operating, financial and stockpile information from the operation for the three and nine months ended May 31, 2025, follows below:

Select Operating and Financial Data

	Unit	Three months ended May 31, 2025	Three months ended May 31, 2024	Nine months ended May 31, 2025	Nine months ended May 31, 2024
Operating Data
Ore Mined	k tonnes	147	105	364	291
Waste Mined	k tonnes	1,195	677	2,937	1,585
Total Mined	k tonnes	1,342	781	3,301	1,876
Strip Ratio	w:o	8.1	6.5	8.1	5.4
Mining Rate	tpd	14,588	8,492	12,091	6,848
Mining Cost	US$/t	$3.63	$4.58	$3.82	$4.30
Plant Ore Milled	k tonnes	134	74	402	213
Head Grade	g/t	1.72	2.52	1.38	2.53
Plant Utilization	%	91	87	87	87
Plant Recovery Rate	%	67	79	71	80
Processing Cost	US$/t	$14.60	$22.38	$14.20	$24.62
Plant Mill Throughput	tpd	1,461	809	1,474	779
Gold Ounces Poured	oz	4,687	4,628	12,532	13,622
Gold Ounces Sold	oz	3,995	4,515	12,236	13,361
Financial Data
Revenue1	$('000s)	12,474	10,148	34,109	27,536
Gross Profit	$('000s)	4,383	4,353	11,361	11,342
Net income (loss)	$('000s)	1,105	(1,656)	1,301	226
Adjusted EBITDA2	$('000s)	3,979	3,934	9,338	9,132
Operating Cash Flow	$('000s)	3,421	3,115	7,824	9,282
Average Realized Price (gross)2	$/oz	3,122	2,248	2,788	2,061
Average Realized Price (net)2,3,4	$/oz	3,114	2,270	2,829	2,079
Cash Cost2	$/oz	1,819	1,165	1,635	1,104

1 Revenue includes immaterial amounts from the sale of by-product silver and copper.

2 Refer to the "Non-IFRS Performance Measures" section.

3 Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

4 Net of interest related to Auramet gold prepaid purchase agreement.

15

Management’s Discussion and Analysis May 31, 2025

Gold Production and Sales

During Q3 2025, Buckreef Gold poured 4,687 ounces of gold (Q3 2024: 4,628 ounces) and sold 3,995 ounces of gold (Q3 2024: 4,515 ounces). Gold production in Q3 2025 was higher than the prior year comparative period as higher mill throughput of 1,461 tpd (Q3 2024: 809 tpd) more than offset by lower average head grade of 1.72 g/t (Q3 2024: 2.52 g/t) and a lower average recovery of 67% (Q3 2024: 79%). The lower average head grade was due to the mine sequence where the scheduled mine plan is accessing lower grade ore blocks during Q3 2025 (in line with mine plan), concurrent with finalization of a scheduled stripping campaign to access higher grade ore blocks. The lower average recovery in Q3 2025 was mainly due to a higher proportion of fresh, sulphidic material processed (25% oxide / 75% sulphide) compared to the prior year period where the mill processed oxide material at a higher average recovery. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries, consistent with the results announced upon completion of the metallurgical variability study.

During Q3 2025, gold ounces sold were lower than gold ounces produced as the Company commenced discussions with the BoT to develop an agreement to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. While discussions were ongoing, Buckreef Gold was required to set aside 646 ounces in inventory as of May 31, 2025, reflecting approximately 20% of production from April 1st, 2025, for future sale to the BoT. Subsequent to Q3 2025, the Company signed a Gold Sale Service Agreement with the BoT, fully aligning with Section 59 of the Mining Act, and sold the 646 ounces in inventory to the BoT at market rates, benefiting operating cashflow and working capital in Q4 2025.

For the nine months ended May 31, 2025, the Company produced 12,532 ounces of gold (2024: 13,622 ounces) and sold 12,236 ounces of gold (2024: 13,361 ounces), a decrease compared to the prior year period due to lower head grade of 1.38 g/t (2024: 2.53 g/t) and a lower average recovery of 71% (2024: 80%). The waste stripping campaign at the north end of the Stage 1 pit and south end of the Main Zone is now substantially complete and higher grade ore blocks are being accessed, benefiting production later in Q3 and into Q4 2025. Subsequent to May 31, 2025, average daily production has increased to approximately 75 ounces per day in June 2025, an increase from approximately 50 ounces per day Q3 2025.

Mining

Total ore tonnes mined of 147 kt in Q3 2025 were higher than the prior year period (Q3 2024: 105 kt) and waste tonnes mined increased to 1,195 kt (2024: 677 kt) as stripping activities focused on accelerating the pit expansion to the north and south end of the main zone to expose ore for Q3 and Q4 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 8.1 (waste:ore tonnes) compared to the prior year period (6.5 waste:ore tonnes). For the nine months ended May 31, 2025, the Company focused on waste stripping to gain access to higher grade ore blocks, benefiting production later in Q3 and into Q4 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 8.1 (waste:ore tonnes) compared to the prior year period (5.4 waste:ore tonnes).

Mining costs per tonne primarily reflect contractor mining costs following the hiring of FEMA on a contract basis to mine ore, waste and to construct the TSF, and owner-operated mining costs from a fleet providing support and supplementing the contract mining fleet at Buckreef Gold. Mining costs per tonne of $3.63 in Q3 2025 and $3.82 in the nine months ended May 31, 2025 were lower than the prior year comparative periods (Q3 2024: $4.58 per tonne, nine months ended May 31, 2024: $4.30 per tonne) as owner operated equipment is being utilized to provide cost effective support for site development projects as well as plant feed operations. During Q3 2025, the Company’s owner operated fleet mined 308 kt of ore and waste, supplementing the contract mining fleet during the quarter. The owner operated fleet focused on mining waste around the historical voids in the main zone, which is expected to provide access to high grade ore and benefit production in Q4 2025.

16

Management’s Discussion and Analysis May 31, 2025

The arrival of this equipment has significantly improved cost efficiency in the areas where it has been deployed. Mining cost per tonne for the owner operated fleet was approximately $1.80 to $1.90 per tonne for mining operations during Q3 2025.

Processing

During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity. The expanded processing plant was fully commissioned in early Q1 2025 (September 2024) and achieved, on average, 1,461 tpd of mill throughput in Q3 2025, an 81% increase over the prior year comparative period (Q3 2024), reaching a maximum of 2,125 tpd. During Q3 2025 the processing plant achieved the following statistics: (i) average throughput of 1,461 tpd (Q3 2024: 809 tpd); (ii) plant availability of 91% (Q3 2024: 87%); and (iii) an average recovery rate of 67% (Q3 2024: 79%). During Q3 2025 the Company focused on reducing the input size of the mill feed to help increase throughput at the required grind size. Finer screens were installed in April 2025, which helped contribute to an increase in average daily throughput to 1,461 tpd in Q3 2025, an increase from an average of 1,259 tpd in Q2 2025. While the Company benefited from an increase in average throughput compared to the prior year comparative period, the mill processed a higher proportion of fresh, sulphidic material (25% oxide / 75% sulphide) in Q3 2025, compared to mainly oxide material processed in Q2 2024, which impacted average recoveries. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries, consistent with the results announced upon completion of the metallurgical variability study. For the nine months ended May 31, 2025, total ore tonnes processed was 1,474 tpd (2024: 779 tpd), an 89% increase in throughput compared to the prior year period following completion of the expanded processing plant in Q1 2025.

Processing costs per tonne of $14.60 in Q3 2025 and $14.20 in the nine months ended May 31, 2025, were significantly lower than the prior year comparative periods (Q3 2024: $ 22.38 per tonne, nine months ended May 31, 2024: $24.62 per tonne) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,461 tpd in Q3 2025 (Q3 2024: 809 tpd) and 1,474 tpd in the nine months ended May 31, 2025 (2024: 779 tpd) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in Q3 2025 and year to date 2025.

17

Management’s Discussion and Analysis May 31, 2025

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at May 31, 2025, the ROM pad stockpile contained 289,099 tonnes at an average grade of 1.00 g/t with an estimated 9,275 ounces of contained gold. A further stockpile of crushed mill feed of 24,040 tonnes at 1.48 g/t containing an estimated 1,144 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $34.2 million using the London PM Fix gold price of $3,278 per ounce as at May 31, 2025. Since year-end August 31, 2024, the Company drew down on the ROM pad stockpile (274 ounces) and added to the crushed ore stockpile (288 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the nine months ended May 31, 2025, the Company processed stockpiled and mined material through the expanded 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,241 ounces of gold in circuit at May 31, 2025, which reflected an increase of 82 ounces from August 31, 2024, following gold elution and smelting activity during the year. A summary of the ROM pad and crushed ore stockpile statistics are contained in the table below:

Table: RoM Stockpile Summary (as at 31 May, 2025)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
Feed Grade Ore	50,499	50,292	2.03	3,290
Low Grade	151,916	238,807	0.78	5,985
Total (RoM)	202,415	289,099	1.00	9,275
Crushed Ore (COS)	16,705	24,040	1.48	1,144
Total	219,120	313,139	1.03	10,419

Subsequent to Q3 2025, the ROM pad stockpile has increased significantly to date, as the Company began to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material. The ROM pad stockpile now contains 401,294 tonnes at an average grade of 1.31 g/t with an estimated 16,876 ounces of contained gold, an increase of 7,601 ounces compared to May 31, 2025.

18

Management’s Discussion and Analysis May 31, 2025

Figure 2: 2,000 tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills (Q1 2024)

Figure 3a: Buckreef Gold expanded crushing circuit (Q2 2024)

19

Management’s Discussion and Analysis May 31, 2025

Figure 3b: Buckreef Gold ore moving through crushing circuit (Q3 2024)

Figure 3c: Buckreef Gold’s 1,000 tpd ball mill (Q3 2024)

20

Management’s Discussion and Analysis May 31, 2025

Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q2 2024 – first lift completed and TSF is now fully operational)

Figure 5: Buckreef Gold’s Open Pit Mining Operations (Q2 2025)

21

Management’s Discussion and Analysis May 31, 2025

Figure 6a: Drilling Operations at Buckreef Gold (Q2 2025)

Figure 6b: New 350 Excavator and Haul Truck (Q2 2025)

22

Management’s Discussion and Analysis May 31, 2025

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Announced in F2025 its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the Company’s previous best drill hole result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone. These drill holes led to the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone. During Q1 2025, the Company drilled 2,420 meters along the Stamford Bridge Zone on newly defined, high-priority targets. Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022. The Company has planned a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

•	Announced in F2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 m @ 3.5 g/t including 3.0 m @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

23

Management’s Discussion and Analysis May 31, 2025

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

During Q1 2025, the Company announced its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource1 and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

The Company also announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

Stamford Bridge Shear Zone Highlights:

1.	Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m.

2.	Hole BMDD310 intersected 35.5 m @ 5.48 g/t Au from 64 m; including 13m @8.06g/t Au.

3.	Hole BMDD312 intersected 17.2 m @ 3.14 g/t Au from 164.6 m.

4.	Geotechnical hole BMGT001 intersected 11.39 m @ 2.80 g/t Au from 104.0 m, and 22.0 m @ 2.36 g/t Au from 186.6 m. Both results are interpreted to be part of the Stamford Bridge Zone trend.

5.	BMGT001 intersected the Buckreef Main Zone of 32.80 m @ 1.70 g/t Au (ending in mineralization) from 393.0 m.

During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone as follows:

6.	Hole BMDD319 intersected 21.0 m @ 8.63 g/t Au from 81.0 m.

7.	Hole BMDD320 intersected 20.5 m @ 5.14 g/t Au from 125.5 m.

8.	Hole BMDD321 intersected 5.0 m @ 2.74 g/t Au from 157.0 m.

The Stamford Bridge Zone was discovered through detailed geological mapping of the Main Pit floor that identified a trend of high-grade mineralization on the eastern side of the Main Pit trending 070 East (Figure 7). This is an exceptional discovery at the Buckreef Gold Project, resulting in the most significant mineralization identified within Buckreef Gold’s drill history.

The exploration team then identified that geotechnical hole BMGT001 (one of geotechnical holes drilled as part of the Buckreef Main Zone geotechnical study completed by Terrane Geoscience Inc.) located 160 m east of the Main Pit, drilled across the Stamford Bridge (Figure 7), and was subsequently relogged (Table 1). The logging confirmed the presence of three mineralization zones, including the Stamford Bridge Zone. The zones were sampled, and the assay results are summarized below (Table 1). To date, the new Stamford Bridge Zone has shown evidence of a sheared mineralized zone with similar geological characteristics to that found in the Main Zone, i.e., zones are measured as being near vertical with strong alteration.

Thus far, drilling has covered more than 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry (see Figure 7). The latter also links to the Anfield Zone to the southeast, discovered in 2022.

24

Management’s Discussion and Analysis May 31, 2025

The Company has planned an expanded diamond drill program to test for further mineralization along this newly developing trend.  Although these are early-stage results, and only two sections along the newly identified trend have been drilled, key interpretations include:

1.	The Stamford Bridge Zone is potentially a significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between Buckreef Main Zone and the Eastern Porphyry deposit to the Southeast.

2.	Pinching and swelling of the Stamford Bridge Zone has been observed in the first section drilled; 4m wide in the first drillhole and over 17 m wide on the second drillhole down dip; and

3.	The second section has intercepted a significant shear zone, over 35 m wide with distorted shear fabric by alteration overprint. Therefore, a minimal number of follow-up drillholes will be required to understand geometry of this new discovery.

Figure 7: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results

BUCKREEF GOLD COMPANY
BUCKREEF DEPOSIT INTERPRETED GEOLOGY WITH STAMFORD BRIDGE DRILL UPDATES
LEGEND
Planned Drill Hole
Drilled DD Hole
Nov Drilled Holes
Pit Design
November Intercept
October Intercept
Previously Reported Intercept
Granite
Porphyry
Mineralised Shear Zone
Gabbroic Dyke
Basalt
Doleritic Basalt
N
BMDD320;
20.50m @ 5.14g/t Au from 125.5m
Stamford Bridge
BMGT001;
11.39m @ 2.8g/t Au from 104m
22m @ 2.36g/t Au from 186.6m,
32.8m @ 1.70g/t Au from 393m.
BMDD321;
5m @ 2.74g/t Au from 157m
BMDD315;
37m @ 6.86g/t Au from 130m
Incl. 23m @ 9.31g/t from 139m.
BMDD319;
3m @ 1.21g/t Au from 76m,
21m @ 8.63g/t Au from 81m.
BMDD309;
2.7m @ 1.65g/t Au from 101.8m
BMDD310;
35.5m @ 5.48g/t Au from 64.5m
Incl. 13m @8.06g/t from 76m
BMDD312;
17.2m @ 3.14g/t Au from 164.6m
Buckreef Main Pit
Eastern Porphyry Deposit
0
500
metres

25

Management’s Discussion and Analysis May 31, 2025

Figure 8. Drill sections - Stamford Bridge Zone (Drill Holes BMDD 310 – 312)

Figure 9: Cross-section results for drill hole BMDD315 - Stamford Bridge Zone

26

Management’s Discussion and Analysis May 31, 2025

Table 1: Summary of Results – Stamford Bridge

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMGT001	DD	391,780	9,658,453	1,218	270	-50	105.0	115.4	10.4	3.03	Msh	Stamford Bridge Mineralised shear zone with strong alteration
							186.6	208.0	21.4	2.42	Msh
							393.0	425.8	32.8	1.70	Msh	Buckreef main shearzone

BMDD309	DD	391,676	9,658,400	1,217	334	-60	101.8	104.5	2.7	1.65	Msh
												Mineralised shear zone with strong alteration
BMDD310	DD	391,723	9,658,418	1,217	334	-60	64.5	100.0	35.5	5.48	Msh

BMDD312	DD	391,685	9,658,382	1,216	335	-60	164.6	180.8	16.2	3.14	Msh	Mineralised shear zone with strong alteration

BMDD315	DD	391,770	9,658,435	1,217	335	-60	130.0	166.0	36.0	7.04	Msh	Mineralised shear zone with strong alteration

BMDD319	DD	391,729	9,658,404	1,217	335	-60	76.0	79.0	3.0	1.21	Msh	Mineralised shear zone with strong alteration

BMDD319	DD	391,729	9,658,404	1,217	335	-60	81.0	102.0	21.0	8.63	Msh	Mineralised shear zone with strong alteration

BMDD320	DD	391,765	9,658,447	1,218	335	-60	125.5	146.0	20.5	5.14	Msh	Mineralised shear zone with strong alteration

BMDD321	DD	391,790	9,658,441	1,218	335	-60	157.0	162.0	5.0	2.74	Msh	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 10. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During F2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

•	Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 11). In the latter the trend is aligned to several historical artisanal scale miner pits.

27

Management’s Discussion and Analysis May 31, 2025

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef South Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

28

Management’s Discussion and Analysis May 31, 2025

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							70.00	73.82	3.82	3.10	FP
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
				Including			27.00	30.00	3.00	10.96
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

29

Management’s Discussion and Analysis May 31, 2025

Figure 10: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend

9,660,000 mN
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
N
North East
Extension
BR West
Main Zone
Eastern
Porphyry
Southwest
Extension
Anfield
Bingwa
Tembo
9,658,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
Date: 8/19/2022
Author: YM
Office: MNEKEZI
Drawing: JM
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
Scale: 1:25000
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
Newly discovered gold trends
388,000 mE
390,000 mE
392,000 mE
394,000 mE

30

Management’s Discussion and Analysis May 31, 2025

Figure 11: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

390,900 mE
391,200 mE
BUCKREEF GOLD COMPANY
Date: 12/10/2022
Author: IJB
Office: MNEKEZI
Drawing: JM
Scale: 1:3000
BUCKREEF SOUTH
SIGNIFICANT INTERCEPT
MAP
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
0 25 50 100
metres
N
9,657,900 mN
9,657,600 mN
9,657,300 mN
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.08g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.08m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

31

Management’s Discussion and Analysis May 31, 2025

Metallurgical Results, Ongoing Test Work and Results of Metallurgical Variability Study

The Company continues to work on its mid-to-long-term larger project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 12.

Figure 12: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
N
BMMT019;
28m @ 2.33 g/t Au from 50m, 5m @ 0.43 g/t Au from 86m,
11m @ 0.55 g/t Au from 100m, 7m @ 0.77 g/t Au from 135m,
9m @ 0.55 g/t Au from 161m, 12m @ 0.75 g/t Au from 200m,
4m @ 0.32 g/t Au from 214m, 7.9m @ 0.55 g/t Au from 222m
BMMT020;
123m @ 2.69 g/t Au from 3m, 2m @ 1.55 g/t Au from 128m,
2m @ 2 g/t Au from 152m, 6m @ 2.82 g/t Au from 202m
BMMT021;
70m @ 0.56 g/t Au from 2m, 3m @ 0.43 g/t Au from 68m,
8m @ 0.54 g/t Au from 118m, 90m @ 1.56 g/t Au from 139m,
7m @ 0.95 g/t Au from 236m
BMMT022;
12m @ 0.3 g/t Au from 42m, 14m @ 0.76 g/t Au from 58m
100m @ 4.19 g/t Au from 65m, 17m @ 1.16 g/t Au from 194m
27m @ 1.79 g/t Au from 213m, 77m @ 3.09 g/t Au from 241m
17m @ 2.95 g/t Au from 321m
BMMT016;
34m @ 2.03 g/t Au from 7m, 27m @ 1.45 g/t Au from 49m
5m @ 0.37 g/t Au from 96m
BMMT009;
121m @ 2.96 g/t Au from 3m, 21m @ 0.79 g/t Au from 127m
5m @ 0.2 g/t Au from 152m
BMMT018;
29m @ 2.07 g/t Au from 4m, 10m @ 0.34 g/t Au from 43m
94.8m @ 0.64 g/t Au from 57m, 26m @ 0.63 g/t Au from 143m
BMMT017; 22m @ 3.30 g/t Au from 4m
BMMT008; 66m @ 1.72g/t Au from 2m
BMMT012; 24m @ 2.26 g/t Au from 4m
BMMT010;
17m @ 3.62 g/t Au from 69m, 10m @ 0.62 g/t Au from 87m,
20m @ 3.28 g/t Au from 100m, 26 @ 3.59 g/t Au from 144m
BMMT004; 17m @ 2.17g/t Au from 4m
BMMT015; 28m @ 10.68 g/t Au from 0m
BMMT006; 11.6m @ 0.69g/t Au from 4m
BMMT005; 21m @ 0.52g/t Au from 0m
BMMT011;
64m @ 1.17 g/t Au from 20m, 29m @ 0.37 g/t Au from 85m
10m @ 2.08 g/t Au from 127m
BMMS14; 15m @ 0.59 g/t Au from 27m
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY
SIGNIFICANT INTERCEPT
MAP
metres

32

Management’s Discussion and Analysis May 31, 2025

Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

33

Management’s Discussion and Analysis May 31, 2025

During Q1 2025, the Company announced completion of the ongoing metallurgical variability study3 at the Buckreef Gold Project, with results confirming the potential for excellent gold recovery rates for the processing of sulphide ore. Metallurgical test work on the sulphide ore portion of the project, which encompasses approximately 90% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, has been an important area of focus for the Company, as it continues to grow the project in a low-risk, low-cost, value accretive manner. As a key value driver for the Company, metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold’s existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study3 reported on in October 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (80% sulphides to 20% oxides) at its newly expanded milling facility. As part of this recent phase of test work, drill core from a total of 18 metallurgical holes (2,367 meters) along the entire strike of the Buckreef Main deposit, were blended into samples that were then processed and tested against variable benchmarks within a processing flowsheet. Highlights from the results demonstrate:

•	A finer grind size leads to a higher gold recovery: Batch samples were each milled at a specific grind size, incrementally finer in nature, resulting in incrementally improved gold recovery grades. The gold recovery rate increased from 81.2% to 92.5% as the grind became finer from 80% - 53 μm to 80% - 5 μm.

•	Results in line with current operational performance: For the 15 composites tested in the most recent study, recovery rates ranged from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 μm, which is consistent with what is being experienced in current operations. Buckreef Gold is also experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 μm, further supporting the fact that increased grinding will lead to higher recovery rates.

•	Potential for an increase in gold recovery: Test results showed that the gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25µm. An upgrade of the existing Buckreef Process Plant flowsheet to include rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, is expected to achieve the targeted grind size (gold liberation) with minimum energy consumption. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries.

•	Low cost expansion opportunities can continue: The positive grade recovery results and increased understanding of the metallurgy of the Buckreef Gold Project provide the Company with the optionality for near term mine planning of the sulphide ore. The results also speak to the robust project economics of the Buckreef Gold Project. The Company is currently in the process of evaluating ways to expedite potential future plant expansions and optimizations.

•	Positive outlook for additional Mineral Resources: This also bodes well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

34

Management’s Discussion and Analysis May 31, 2025

Financial Highlights – Third Quarter and Year to Date 2025

For the three months ended May 31, 2025, Buckreef Gold poured 4,687 ounces of gold (Q3 2024: 4,628 ounces) and sold 3,995 ounces of gold (Q3 2024: 4,515 ounces) at an average realized price (net)1 of $3,114 per ounce (Q3 2024: $2,270 per ounce), recognizing revenue of $12.5 million, an increase over the prior year comparative period (Q3 2024: $10.1 million). During Q3 2025, gold ounces sold were lower than gold ounces produced as the Company set aside 646 ounces in inventory (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. Subsequent to Q3 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

Cost of sales, which include production costs, royalties and depreciation, was $8.1 million (Q3 2024: $5.8 million), generating a gross profit of $4.4 million (Q3 2024: $4.4 million). Gross profit margins were impacted by a higher proportion of mining costs (waste tonnes mined) and a decrease in head grade during Q3 2025 (Q3 2025: 1.72 g/t, Q3 2024: 2.52 g/t) concurrent with the scheduled waste stripping campaign, which began to provide access to higher grade ore blocks benefiting production later in Q3 and into Q4 2025. The scheduled Stage 1 waste stripping campaign is substantially complete and gross profit margins are expected to improve over the remainder of fiscal 2025.

Mining costs per tonne primarily reflect contractor mining costs following the hiring of FEMA on a contract basis to mine ore, waste and to construct the TSF, and owner-operated mining costs from a fleet providing support and supplementing the contract mining fleet at Buckreef Gold. Mining costs per tonne of $3.63 in Q3 2025 and $3.82 in the nine months ended May 31, 2025 were lower than the prior year comparative periods (Q3 2024: $4.58 per tonne, nine months ended May 31, 2024: $4.30 per tonne) as owner operated equipment is being utilized to provide cost effective support for site development projects as well as plant feed operations. During Q3 2025, the Company’s owner operated fleet mined 308 kt of ore and waste, supplementing the contract mining fleet during the quarter. The owner operated fleet focused on mining waste around the historical voids in the main zone, which is expected to provide access to high grade ore and benefit production in Q4 2025. The arrival of this equipment has significantly improved cost efficiency in the areas where it has been deployed. Mining cost per tonne for the owner operated fleet was approximately $1.80 to $1.90 per tonne for mining operations during Q3 2025.

Processing costs per tonne of $14.60 in Q3 2025 were significantly lower than the prior year comparative period (Q3 2024: $ 22.38 per tonne) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,461 tpd in Q3 2025 (Q3 2024: 809 tpd) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in Q3 2025.

After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded net income of $1.1 million for Q3 2025 (Q3 2024: net loss of $1.7 million).

Q3 2025 ounces sold (3,995 ounces) generated positive operating cash flow of $3.4 million, an increase over the prior year comparative period (Q3 2024: $3.1 million). Q3 2025 operating cash flow was higher than the prior year comparative period mainly due to the impact of a higher average realized gold price during the quarter (Q3 2025: $3,114 per ounce, Q3 2024: $2,270 per ounce), partially offset by lower ounces of gold sold. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project as outlined in the PEA.

As at May 31, 2025, the Company had a cash balance of $6.5 million and working capital of $3.3 million (negative) after adjusting for liabilities which will only be settled by issuing equity of the Company. Working capital in Q3 2025 was impacted by a scheduled stripping campaign focused on accelerating the pit expansion to the north and south end of the main zone to expose ore. As a result of the increased stripping activity, the Company mined a higher proportion of waste tonnes, which began to provide access to higher grade ore blocks benefiting production later in Q3 and into Q4 2025.

35

Management’s Discussion and Analysis May 31, 2025

Subsequent to Q3 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile ore inventory. In addition to an increase in daily production from approximately 50 ounces per day in Q3 2025 to approximately 75 ounces per day in Q4 2025, the Company sold 646 ounces in inventory to the BoT following execution of the Gold Sale Service Agreement benefiting revenue, operating cashflow and working capital in Q4 2025. The Company also recovered VAT refunds from the TRA of $0.9 million subsequent to Q3 2025. Beginning in June 2025, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) at May 31, 2025 to approximately $3.9 million to date. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 to date, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million. The Company has also substantially repaid its short term borrowings and has full access to its liquidity lines.

For the nine months ended May 31, 2025, Buckreef Gold produced and sold 12,532 and 12,236 ounces of gold, respectively (2024: 13,622 and 13,361 ounces of gold, respectively). The Company recognized revenue of $34.1 million, an increase over the prior year comparative period (2024: $27.5 million) and cost of sales was $22.7 million (2024: $16.2 million) generating a gross profit of $11.4 million, in line with the nine months ended May 31, 2024 ($11.3 million). The Company recorded net income of $1.3 million (2024: $0.2 million) and generated positive operating cash flow of $7.8 million (2024: $9.3 million) which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended May 31, 2025, the Company incurred a total of $5.3 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including expenditures related to purchased and leased mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations, dewatering pumps to support mining activity during the wet season, processing plant security system upgrades, fuel management system enhancements, PEA study costs related to the larger project, pre-stripping mine development activity to access a greater extent of ore, including higher grade blocks, and construction of a significantly expanded TSF to provide storage until early Q3 2026.

For the nine months ended May 31, 2025, the Company incurred a total of $11.0 million in cash capital expenditures, mainly related to expenditures related to finalizing the process plant expansion to 2,000 tpd in Q1 2025, equipment purchases and leases for mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet, processing plant security system upgrades, PEA study costs related to the larger project, dewatering pumps to support mining activity during the wet season, pre-stripping mine development activity and construction of a significantly expanded TSF to provide storage until early Q3 2026.

Selected Financial Information

The following information has been extracted from the Company’s interim condensed consolidated financial statements for the three and nine months ended May 31, 2025, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended May 31, 2025	As at and for the nine months ended May 31, 2025	As at and for the three months ended May 31, 2024	As at and for the nine months ended May 31, 2024
Net (loss) income and comprehensive (loss) income attributable to shareholders	(218)	(1,758)	(2,639)	(2,525)
Basic (loss) income per share	(0.00)	(0.01)	(0.01)	(0.01)
Total assets	112,312	112,312	92,614	92,614
Total long term financial liabilities	15,240	15,240	8,242	8,242

36

Management’s Discussion and Analysis May 31, 2025

Financial Results

Three months ended May 31, 2025

	Three months ended May 31,

	2025	2024
Revenue	$12,474	$10,148
Cost of sales	(8,091)	(5,795)
Gross profit	4,383	4,353
General and administrative expense	(1,737)	(1,383)
Change in fair value of derivative financial instruments	(197)	(2,724)
Foreign exchange	56	123
Interest, net and other expense	(290)	(311)
Income tax expense	(1,110)	(1,714)
Net income (loss) and comprehensive income (loss)	$1,105	$(1,656)
Net income and comprehensive income
attributable to non-controlling interests	1,323	983
Net (loss) income and comprehensive (loss) income
attributable to shareholders	(218)	(2,639)

Revenue

For the three months ended May 31, 2025, the Company recognized revenue of $12.5 million (Q3 2024: $10.1 million). The increase in revenue is primarily related to a higher average realized gold price compared to the prior year comparative period, partially offset by lower ounces of gold sold. During the period, the Company sold 3,995 ounces of gold (Q3 2024: 4,515 ounces) at an average realized price (net)1 of $3,114 per ounce (Q3 2024: $2,270 per ounce). During Q3 2025, gold ounces sold were lower than gold ounces produced as the Company set aside 646 ounces in inventory (reflecting approximately 20% of production from April 1st, 2025), for domestic sale through the central bank and local refineries, in line with Section 59 of the Tanzanian Mining Act. Subsequent to Q3 2025, the Company signed a Gold Sale Service Agreement with the BoT and sold the 646 ounces in inventory to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025.

Cost of sales

Cost of sales for the three months ended May 31, 2025, was $8.1 million (Q3 2024: $5.8 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

For the three months ended May 31, 2025, the Company recorded production costs of $6.2 million (Q3 2024: $4.5 million) and royalties of $1.0 million (Q3 2024: $0.8 million) based on statutory royalty rates in Tanzania. As part of the Gold Sale Service Agreement with the BoT, the Company benefits from a reduced royalty rate of 4% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.3% royalty.

Cash cost1 which includes production costs and royalties were $1,819 per ounce (Q3 2024: $1,165 per ounce). The increase in cost of sales and cash cost1 compared to the prior year comparative period is primarily related to a higher proportion of mining costs (waste tonnes mined) and a decrease in head grade during Q3 2025 (Q3 2025: 1.72 g/t, Q3 2024: 2.52 g/t), partially offset by lower mining cost per tonne (Q3 2025: $3.63, Q3 2024: $4.58) and processing cost per tonne (Q3 2025: $14.60, Q3 2024: $22.38). Mining costs and head grade were impacted by the scheduled waste stripping campaign, which began to provide access to higher grade ore blocks benefiting production later in Q3 2025 and into Q4 2025.

37

Management’s Discussion and Analysis May 31, 2025

The scheduled Stage 1 waste stripping campaign is substantially complete and gross profit margins are expected to improve over the remainder of fiscal 2025.

Following declaration of commercial production on November 1, 2022, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. For the three months ended May 31, 2025, the Company recorded depreciation of $0.8 million (Q3 2024: $0.5 million).

General and administrative expenses

During the three months ended May 31, 2025, the Company recorded general and administrative expenses of $1.7 million compared to $1.4 million for the prior year period. The variance compared to the prior year period was mainly due to an increase in share based expense as a result of equity based compensation granted for certain key management personnel.

Change in fair value of derivative financial instruments

During the three months ended May 31, 2025, the Company recorded a loss on change in fair value of derivative financial instruments of $0.2 million compared to a loss of $2.7 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a quarterly increase in the Company’s share price (Q3 2025: $0.33, Q2 2025: $0.29), a reduction in the remaining term of the warrants (due to the passage of time), and a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the three months ended May 31, 2025, the Company recorded interest and other expense of $0.3 million, in line with the prior year comparative period. Interest and other expense is primarily comprised of interest on equipment leases and accretion related to the gold prepayment facility and reclamation liability.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended May 31, 2025, the Company recorded income tax expense of $1.1 million (Q3 2024: $1.7 million), comprised of a current income tax expense of $0.2 million (Q3 2024: $0.4 million) and deferred income tax expense of $0.9 million (Q3 2024: $1.3 million) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported net income for the three month period ended May 31, 2025, of $1.1 million ($0.2 million net loss attributable to shareholders, basic and diluted loss per share of $0.00) compared to a net loss of $1.7 million in the prior year period ($2.6 million net loss attributable to shareholders, basic and diluted loss per share of $0.01). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit as the Company sold 3,995 ounces of gold at a record average realized price (net)1 of $3,114 per ounce combined with a lower loss on change in fair value of derivative financial instruments due to a smaller quarterly change in the Company’s share price compared to the prior year period.

38

Management’s Discussion and Analysis May 31, 2025

Nine months ended May 31, 2025

	Nine months ended May 31,

	2025	2024
Revenue	$34,109	$27,536
Cost of sales	(22,748)	(16,194)
Gross profit	11,361	11,342
General and administrative expense	(6,548)	(5,361)
Change in fair value of derivative financial instruments	1,461	(925)
Foreign exchange	(97)	185
Interest, net and other expense	(1,931)	(1,229)
Income tax expense	(2,945)	(3,786)
Net income and comprehensive income	$1,301	$226
Net income and comprehensive income
attributable to non-controlling interests	3,059	2,751
Net (loss) income and comprehensive (loss) income
attributable to shareholders	(1,758)	(2,525)

Revenue

For the nine months ended May 31, 2025, the Company recognized revenue of $34.1 million (2024: $27.5 million). The increase in revenue is primarily related to a higher average realized gold price compared to the prior year comparative period, partially offset by lower ounces of gold sold. During the period, the Company sold 12,236 ounces of gold (2024: 13,361 ounces) at an average realized price (net)1 of $2,829 per ounce (2024: $2,079 per ounce).

Cost of sales

Cost of sales for the nine months ended May 31, 2025, was $22.7 million (2024: $16.2 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

For the nine months ended May 31, 2025, the Company recorded production costs of $17.9 million (2024: $12.7 million) and royalties of $2.6 million (2024: $2.1 million) based on statutory royalty rates in Tanzania (4% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.3% royalty).

Cash cost1 which includes production costs and royalties were $1,635 per ounce (2024: $1,104 per ounce). The increase in cost of sales and cash cost1 compared to the prior year comparative period is primarily related to a higher proportion of mining costs (due to an increase in waste tonnes mined) and a decrease in head grade during the nine months ended May 31, 2025 (2025: 1.38 g/t, 2024: 2.53 g/t), partially offset by lower mining cost per tonne (2025: $3.82, 2024: $4.30) and processing cost per tonne (2025: $14.20, 2024: $24.62). Mining costs and head grade were impacted by the scheduled waste stripping campaign which began to provide access to higher grade ore blocks benefiting production later in Q3 2025 and into Q4 2025. The scheduled Stage 1 waste stripping campaign is substantially complete and gross profit margins are expected to improve over the remainder of fiscal 2025. Royalties were higher due to the impact of the statutory royalty rate on higher quarterly revenue as a result of a higher average realized price (net)1 of $2,829 per ounce (2024: $2,079 per ounce). While cost of sales increased relative to the prior year comparative period, gross profit of $11.4 million was in line with the prior year comparative period (2024: $11.3 million) as the Company benefited from a higher average realized gold price.

39

Management’s Discussion and Analysis May 31, 2025

On November 1, 2022, the Company declared commercial production for the processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput at nameplate capacity. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the nine months ended May 31, 2025, the Company recorded depreciation of $2.3 million (2024: $1.5 million).

General and administrative expenses

During the nine months ended May 31, 2025, the Company recorded general and administrative expenses of $6.5 million compared to $5.4 million for the prior year period. The variance compared to the prior year period was mainly due to one-time legal and severance costs related to changes in employee personnel during Q2 2025, combined with timing of recognition of year-end incentives, including grants of equity based compensation.

Change in fair value of derivative financial instruments

During the nine months ended May 31, 2025, the Company recorded a gain on change in fair value of derivative financial instruments of $1.5 million compared to a loss of $0.9 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a decrease in the Company’s share price (Q3 2025: $0.33, Q4 2024: $0.39), a reduction in the remaining term of the warrants (due to the passage of time), and a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the nine months ended May 31, 2025, the Company recorded interest and other expense of $1.9 million compared to $1.2 million in the prior year period. This is primarily due to previously capitalized deferred financing costs that were expensed upon expiry of the equity line of credit with Lincoln Park Capital Fund, LLC in mid-January 2025, and upon termination of the initial At The Market Offering Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC, prior to subsequent renewal in Q2 2025.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the nine months ended May 31, 2025, the Company recorded income tax expense of $2.9 million (2024: $3.8 million), comprised of a current income tax expense of $0.3 million (2024: $0.8 million) and deferred income tax expense of $2.6 million (2024: $3.0 million) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported net income for the nine month period ended May 31, 2025, of $1.3 million ($1.8 million net loss attributable to shareholders, basic and diluted loss per share of $0.01) compared to net income of $0.2 million in the prior year period ($2.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.01). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit as the Company sold 12,236 ounces of gold at a record average realized price (net)1 of $2,829 per ounce, combined with a gain on change in fair value of derivative financial instruments due to a quarterly decrease in the Company’s share price compared to the prior year period. This was partially offset by an increase in general and administrative expenses due to one-time legal and severance costs related to changes in employee personnel during Q2 2025, combined with timing of recognition of year-end incentives, and an increase in interest and other expense due to previously capitalized deferred financing costs that were expensed during Q2 2025.

40

Management’s Discussion and Analysis May 31, 2025

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4

Net income (loss) and comprehensive income (loss)	1,105	(1,941)	2,137	3,284	(1,656)	1,921	(39)	2,309
Net income (loss) and comprehensive income (loss) attributable to:
Non-controlling interest	1,323	580	1,156	1,229	983	841	927	908
Shareholders	(218)	(2,521)	981	2,055	(2,639)	1,080	(966)	1,401
Net income (loss) and comprehensive income (loss)	1,105	(1,941)	2,137	3,284	(1,656)	1,921	(39)	2,309

During the three months ended May 31, 2025, the Company reported net income of $1.1 million ($0.2 million net loss attributable to shareholders), compared to a net loss of $1.9 million ($2.5 million net loss attributable to shareholders) in the prior quarter (Q2 2025). The increase in net income compared to the prior quarter is primarily due to an increase in gross profit following higher ounces of gold sold (Q3 2025: 3,995 ounces, Q2 2025: 3,401 ounces) and an increase in average realized price (Q3 2025: $3,114, Q2 2025: $2,739). This, combined with lower general and administrative expenses due to one-time legal and severance costs related to changes in employee personnel recognized during Q2 2025, combined with an increase in interest and other expense due to previously capitalized deferred financing costs that were expensed during Q2 2025 led to the increase in net income in Q3 2025 compared to Q2 2025.

Liquidity and Capital Resources

At May 31, 2025, the Company had $6.5 million of cash (August 31, 2024: $8.3 million) and working capital of $3.3 million (negative) after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the prepaid gold purchase agreement (non-cash) (August 31, 2024: $0.4 million). Working capital in Q3 2025 was impacted by a scheduled stripping campaign focused on accelerating the pit expansion to the north and south end of the main zone in the second layback to expose ore. As a result of the increased stripping activity, the Company mined a higher proportion of waste tonnes, which began to provide access to higher grade ore blocks benefiting production later in Q3 and into Q4 2025 Subsequent to Q3 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. In addition to an increase in daily production from approximately 50 ounces per day in Q3 2025 to approximately 75 ounces per day in Q4 2025, the Company sold 646 ounces in inventory to the BoT following execution of the Gold Sale Service Agreement benefiting revenue, operating cashflow and working capital in Q4 2025. The Company also recovered VAT refunds from the TRA of $0.9 million subsequent to Q3 2025. Beginning in June 2025, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) at May 31, 2025 to approximately $3.9 million to date. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 to date, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million. The Company has also substantially repaid its short term borrowings and has full access to its liquidity lines.

The decrease in cash of $1.8 million over August 31, 2024, was primarily due to operating cash flow being more than offset by an increase in capital investment Buckreef Gold. During the nine months ended May 31, 2025, the Company poured 12,532 ounces of gold and sold 12,236 ounces of gold which contributed to positive operating cash flow of $7.8 million. The increase in operating cash flow was more than offset by an increase in capital expenditures during the nine months ended May 31, 2025. The Company incurred a total of $11.0 million in cash capital expenditures, mainly related to expenditures in finalizing the plant expansion to 2,000 tpd in Q1 2025, equipment purchases and leases for mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations, processing plant security system upgrades, PEA study costs related to the larger project, dewatering pumps to support mining activity during the wet season, pre-stripping mine development activity which has began to benefit production, and construction of a significantly expanded TSF to provide storage until early Q3 2026.

41

Management’s Discussion and Analysis May 31, 2025

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company entered into a $5 million prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. (“OCIM Agreement”). The OCIM Agreement required funds to be made available to the Company in two tranches. On May 6, 2024, the Company amended the terms of the OCIM Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. On October 30, 2024, the Company drew an additional $0.5 million in exchange for delivering 17 ounces of gold per month, commencing November 2024, for a total of 204 ounces of gold over 12 months.

The $0.5 million drawdown in Q1 2025 was used to help finance the procurement of heavy equipment and haul trucks to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations.

To provide the Company with access to additional liquidity, on January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell to up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. At current gold spot prices, this facility can provide access to approximately $3.0 million for working capital purposes. This facility will help provide increased financial flexibility to help manage working capital fluctuations and to accelerate growth. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated. As at May 31, 2025, the Company had 695 gold ounces outstanding under the Auramet Gold Prepayment Facility. Subsequent to May 31, 2025 the Company repaid 220 ounces (net) and currently has 475 ounces outstanding under the Auramet Gold Prepayment Facility.

During Q2 2025, the Company also entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and renewed it’s At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing (“VAF”) facility that may be used at the Company’s discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company’s discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth. The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold. As at May 31, 2025, $3.0 million (August 31, 2024 - $nil) was drawn on the Overdraft Facility and $nil (August 31, 2024 - $nil) was drawn on the VAF Facility. Subsequent to May 31, 2025, the Company repaid approximately $2.4 million on the Overdraft Facility, benefiting working capital in Q4 2025.

The Company renewed it’s At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC, which expired in mid-January 2025 pursuant to its terms.

The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the sulphide mineralized material at the Buckreef Gold Project, and for working capital and other general corporate purposes. To date, no shares have been sold under the ATM agreement.

42

Management’s Discussion and Analysis May 31, 2025

As of May 31, 2025, the Company has accumulated losses of $123.7 million since inception (August 31, 2024: $121.9 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2025, these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 17 of the Unaudited Interim Consolidated Financial Statements for the three and nine months ended May 31, 2025.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019, and subsequently reapproved by the shareholders on February 25, 2022, and February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2024, and the Information Circular dated January 15, 2025, filed on SEDAR+ on January 28, 2025.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

43

Management’s Discussion and Analysis May 31, 2025

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Material accounting policies as well as any changes in accounting policies are discussed in Note 3 “Material Accounting Policies” of the Company’s Unaudited Interim Consolidated Financial Statements for the three and nine months ended May 31, 2025.

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024
Revenue per financial statements	$12,474	$10,148	$34,109	$27,536
Interest recognized from Auramet prepaid gold purchase agreement	(34)	$—	(64)	$—
Revenue recognized from OCIM prepaid gold purchase agreement	—	(674)	(2,319)	(2,090)
Revenue from gold sales	12,440	9,474	31,726	25,446
Ounces of gold sold	3,995	4,515	12,236	13,361
Ounces of gold sold from OCIM prepaid gold purchase agreement	—	(342)	(1,023)	(1,122)
Ounces from gold sales (net of OCIM prepaid gold purchase agreement)	3,995	4,173	11,213	12,239
Average realized price (gross)	$3,122	$2,248	$2,788	$2,061
Average realized price (net)	$3,114	$2,270	$2,829	$2,079

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and nine months ended May 31, 2025.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024
Cost of sales per financial statements	$8,091	$5,795	$22,748	$16,194
Less:
Depreciation	$(823)	$(534)	$(2,309)	$(1,446)
Costs related to settlement of OCIM gold purchase agreement	$—	$—	$1,125	$—
Total cash cost	$7,268	$5,261	$19,314	$14,748
Ounces of gold sold	3,995	4,515	12,236	13,361
Less:
Ounces related to settlement of OCIM gold purchase agreement	—	—	(422)	—
Total ounces of gold sold net of OCIM gold purchase agreement settlement	3,995	4,515	11,814	13,361
Cash cost per ounce of gold sold	$1,819	$1,165	$1,635	$1,104

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.

44

Management’s Discussion and Analysis May 31, 2025

Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	One-time severance and legal expenses;
•	Change in fair value of derivative financial instruments;
•	Accretion related to the provision for reclamation; and
•	Share-based compensation expense.

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and nine months ended May 31, 2025.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024
Net income (loss) and comprehensive income (loss) per financial statements	1,105	(1,656)	1,301	226
Add:
Depreciation	823	534	2,309	1,446
Interest, net and other expense	290	311	1,931	1,229
Non-recurring severance and legal expenses	1	-	431	-
Income tax expense	1,110	1,714	2,945	3,786
Change in fair value of derivative financial instruments	197	2,724	(1,461)	925
Share-based payment expense	453	280	1,882	1,493
Adjusted EBITDA	3,979	3,907	9,338	9,105

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at May 31, 2025, there were 282,883,422 common shares outstanding, 36,190,769 share purchase warrants outstanding, 5,780,329 RSUs outstanding, nil PSUs/DSUs outstanding, and 14,924,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2024, filed with the SEC on November 29, 2024, and on SEDAR+ as the Company’s Annual Information Form on November 29, 2024.

45

Management’s Discussion and Analysis May 31, 2025

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2024. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2024, due to a material weakness relating to its information technology general controls (“ITGC”). The Company relies on a third-party service provider that manages its enterprise resource planning (“ERP”) software. As at August 31, 2024, the vendor did not have an assurance audit report to confirm the appropriate ITGCs were in place. As a result, the Company was unable to assess the internal controls related to security, availability, processing integrity and confidentiality surrounding the ERP. The Company did not have appropriate controls to monitor the vendor’s control environment and ITGCs as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiency described immediately above was concluded on by management during the year ended August 31, 2024. The Company has prioritized the remediation of the material weakness and is working with its vendor to resolve the issue.

During the year ended August 31, 2024, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements, and management made the following changes during the year to improve the internal control framework, including the following:

•	Continued working with a third-party service provider to implement and test the design and operating effectiveness of key controls developed in the prior year period. Based on this work, the Company concluded that the majority of internal control deficiencies previously identified have been substantially remediated, except for the material weakness described above.

•	Continued to build an experienced team at Buckreef Gold Company Limited, the Company’s operating subsidiary, including hiring a new site Supply Chain Superintendent and adding additional headcount to enhance controls over the procurement process, document management, segregation of duties and optimization of the Company’s financial reporting close process.

It is the Company’s intention to remediate the material weakness by working closely with its vendor and, if required, designing and implementing additional compensating controls over ITGCs over the remainder of fiscal 2025.

46

Management’s Discussion and Analysis May 31, 2025

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TRX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this Q3 2025 MD&A. A copy of this Q3 2025 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

47

Management’s Discussion and Analysis May 31, 2025

Endnotes

1  Refer to “Non-IFRS Performance Measures” section.

2  Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been HQ size and recoveries are consistently 100% across all drill hole intercepts reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A from the “Buckreef Main Zone NEE” prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the Northeast. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

The results summarized in this MD&A from the “Stamford Bridge” target show intercepts that confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported only covers the first 100 m strike length, they are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

3  Notes Regarding Sample Protocol from Metallurgical Variability Test Results: A 1 kg aliquot of each of Composite 3 to Composite 14 at a crush size of 100% - 1.18 mm were blended to form the master composite. The master composite was split into 1 kg aliquots using a rotary splitter. Three 1 kg aliquots from the master composite were milled in a rod mill to target grinds of 80% - 53 µm, 80% - 38 µm and 80% -25 µm. A 200 g aliquot was split from the 80% - 53 µm and wet milled in a ceramic charged ball mill to a target grind of 80% - 5 µm. The grinds were checked by screening the milled material on the specific screens and weighing the oversize material. A 20 g aliquot of the 80% - 5 µm was submitted to an external laboratory for particle size distribution. One 500 g aliquot of the milled sample was submitted for the head chemical analysis.

48